Exhibit 5.1
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MedQuist Inc. - 2003 First Quarter Conference Call:
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         Good morning everyone. I would like to take this opportunity to thank you for participating in our conference call. My name is David Cohen and I am the Chairman, President and Chief Executive Officer of the Company. Also on the call today are Brian Kearns, our Chief Financial Officer, and John Suender, our Chief Legal Officer.

         I first would like to make a brief opening statement and then open the call to your questions and comments.

         By now everyone should have received a copy of our earnings release or have had the opportunity to review the information distributed by the wire services.

         While the economic environment remains difficult, we remain focused on the future and on all the things we can control. As you will see from our financial results, our first quarter performance was in line with analyst expectations, according to First Call consensus estimates.

         Our NTP roll out is on schedule. Although it will require a significant effort to meet our target of $80 million on the platform by the end of June, we believe that goal is still achievable. Our dedicated and talented team of professionals is working hard to deliver on that goal.

         We continue to believe that our company's transition to a document management company will allow us to demonstrate MedQuist's clear value to the marketplace. Transcription is our bread and butter, but our strategy is to lever that foundation into something even greater. Our ASP software will lead the way into not only healthcare institutions, but also any business that has correspondence. CodeRunner, our innovative coding software, will put us in the drivers seat to expand our coding initiative.

         Our efforts in integrating the Lanier Healthcare acquisition are progressing according to plan. The Lanier sales force is one of the best in the healthcare services industry and we are managing this asset aggressively to maximize our distribution channel effectiveness. We are looking to our sales effort to revitalize our recent sluggish organic revenue growth, hopefully into low double-digit growth over time. Again, this will be no small task, but the sales force appears to be ready and willing to move forward engaging our hospital clients with the full suite of MedQuist products and services.

         We also continue to make progress in our technology development efforts, specifically regarding automated voice recognition. While this technology is still not quite ready for prime time in all areas of healthcare, there are certainly very real opportunities that exist today. We believe that going forward, we are well positioned to appreciate productivity enhancements through the creative use of this cutting edge technology. We believe that the use of this technology in partnership with Philips will help us maintain and even enhance our strong position in the medical transcription business.

         On a final note, as many of you are already aware, I have formally announced my retirement as CEO of MedQuist, which will be effective this July, at the end of my three-year employment contract. During my 30-year career with this company, first with Transcriptions Limited and then MedQuist, I have worked hard to successfully grow MedQuist from a small local business into the largest medical transcription enterprise in the world. Incidentally, my 30th anniversary is this month. Along the way, I have made many long lasting friendships, including those with many of you on the call today. I have spent the last few years assembling the best management team in our industry and I believe they are very well positioned to expand our leadership role in healthcare document management. I want to thank the people at MedQuist for making us successful. I know we seem to be in a pause mode right now, but we have a great company and our path is correct.

         At this time I would like to turn it over to Brian Kearns for a review of our financial results.

         Thank you David and good morning everyone.

         For the first quarter:

         MedQuist generated revenue of $124.7 million and Operating Income was $17.1 million or 13.7% of revenue. Earnings per share were $0.28, down compared to $0.32 in first quarter of last year. Excluding the nonrecurring gain on the sale of MedQuist's only owned building, which was acquired in the Lernout and Hauspie Medical Transcription acquisition in November 2001, earnings per share were $0.27.

         At March 31, 2003, MedQuist had $152 million in working capital including $125 million in cash. Accounts receivable were $79 million and DSO remained in the low 60's, at 61 days, which is consistent with our DSO level at year-end. The Company had essentially zero debt and shareholders equity was $422 million.

         At this time I will turn the presentation over to John Suender, MedQuist's Chief Legal Officer.

         During the conference call management will make forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws, such as market estimates, growth and expansion plans and opportunities, potential revenue and cost synergies, revenue and earnings projections, expected growth rates, and the benefits of new technologies. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Additional information concerning factors that could cause actual results to differ materially from these forward-looking statements is set forth in our periodic reports filed with the SEC, including our Form 10-Q's and Form 10-K for the year ended December 31, 2002 and our form 8-K filed in relation to today's call. In addition, more detailed unaudited financial information can be found in the earnings release we issued this morning and in the Form 8-K filed in relation to today's call.

         At this time we would like to open up the call to your questions. Please announce your name before asking your question. Thank you.